Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-183566
Dated October 16, 2012

Issuer Free Writing Prospectus
Published or Distributed by Media
filed by RiT Technologies Ltd.

This free writing prospectus is being furnished on behalf of RiT Technologies Ltd. (the “Company” or "RiT").

The Company has filed a registration statement (including a base prospectus) (Registration Statement No. 333-183566) with the Securities and Exchange Commission ("SEC") on September 27, 2012 (the "Registration Statement") for the offering to which this communication relates. Before you invest, you should read the base prospectus in the Registration Statement and other documents the Company has filed with the SEC, as well as the prospectus supplement relating to the offering that the Company will file with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you these documents if you request them by calling toll-free 1-800-748-1647 or upon written request to the Company at the following email-address: eli.gendler@rittech.com.

Interview and Article

On October 12, 2012, Globes, a financial newspaper published in Israel, published an article (the “Article”) in Hebrew written by Ron Steinblatt that contained an interview with the Company’s Chief Executive Officer, Vadim Leiderman, that occurred on September 19, 2012. On October 14, 2012, Globes posted the Article, as well as an English translation thereof, on its website (www.globes.co.il).  The Article discussed the Company’s Indoor Wireless Optical Network (“IWON”) product. The full text of the English version of the Article, as posted on Globes' website on October 14, 2012, is reproduced below.

The Article was not prepared by or reviewed by the Company prior to its publication. Globes is not affiliated with the Company and the Company did not make any payment or give any consideration to Globes in connection with the Article. Statements in the Article that are not attributed directly to Mr. Leiderman or based on, or derived from, the Company’s public filings with the SEC represent Globes' or others’ opinions, and are not endorsed or adopted by RiT.

You should consider statements in the Article only after carefully evaluating all of the information in the  Registration Statement, including the documents incorporated by reference therein, as filed with the SEC and as supplemented from time to time.  In particular, you should carefully read the risk factors described in the base prospectus and in the information incorporated by reference in the base prospectus, as supplemented from time to time, which is available on the SEC website at www.sec.gov.

Clarifications and Corrections

For purposes of clarification, it should be noted that:

1.
Dr. Leiderman was quoted in the Article as saying that the IWON is a “breakthrough technology” that will “boost sales to a whole new level”.  While the Company believes its sales will improve as a result of the IWON, the Company does not have any specific targets or forecasts for future sales.  In addition, no assurance can be given regarding future sales of the IWON or that the product will be commercially viable.

2.
Dr. Leiderman was quoted in the Article as saying that the Company "will break even by the end of 2013."  The Company does not believe it will be profitable by that time. The Company does not provide any guidance, estimates, predictions or assurances as to future financial results at this time.

3.	The Article stated that Dr. Vadim Leiderman was Israel's military attaché. His official position was "Israel's Defense Attaché".

4.
Dr. Leiderman was quoted in the Article as saying that "Foreigners call military attachés spies, because their job is to collect information." The statement made by Dr. Leiderman was that "For foreigners, a "Defense Attaché" is, by definition, a "spy" with a mission to collect information".

5.
Dr. Leiderman was quoted in the Article as saying that“RiT Technologies has not been profitable since it was founded, except for two years.”  Since 2001, the Company was profitable in 2001 and 2005. The Company does not make any representations regarding its profitability prior to 2001.

6.	The Article stated that "IWON is in a pilot at a large carrier." The IWON was demonstrated to few potential partners, but is not in a pilot or similar trial.

7.	The Article stated that the IWON will be commercially launched "during the second quarter of 2013." The Company expects the commercial launch during the third quarter of 2013.

8.
The Article states that the Company has filed a prospectus for an at-the-market offering.  No such prospectus has been filed.  The Company has filed a Registration Statement on Form F-3, that includes a base prospectus, which was declared effective by the Securities and Exchange Commission (“SEC”) on September 6, 2012. The Company has engaged Maxim Group LLC ("Maxim") as sales agent in connection with a potential "at-the-market" offering of its ordinary shares, however, no offering of the Company’s ordinary shares has commenced.

9.
Commencement of the offering is subject to, among other things, completion of due diligence and other procedures by Maxim, execution of a definitive sales agreement with Maxim, the preparation and filing with the SEC of a prospectus supplement that will contain specific information about the terms of the offering and market conditions. There can be no assurance that the offering will be completed, and if it is completed, the Company cannot predict the sale price of its ordinary shares or the number of shares that it will be able to sell, if any, beyond an acknowledgement of the limits that apply under applicable SEC rules. Under such SEC rules, the Company generally may not sell under the Registration Statement securities in an amount more than one third of its public float in any 12 calendar month period.

Text of English Translation of Article

Title:	RiT's IWON offers breakthrough in Internet access
Author:	Ron Steinblatt
Source:	http://www.globes.co.il/serveen/globes/docview.asp?did=1000789621&fid=1724
Last Updated:	October 14, 2012 at 6:41 a.m. (EST)

RiT's IWON offers breakthrough in Internet access

RiT CEO Vadim Leiderman says the IWON provides secure wireless data communications without fiber optic cables.

14 October 12 12:41, Ron Steinblatt

When thinking about Israel's great high-tech inventions, the voice mailbox developed by Comverse Technology Inc. (Nasdaq: CMVT) and the DiskOnKey, developed by Dov Moran's msystems, both developed by large teams, come to mind. However, there are also scores of small companies trying to develop products that will revolutionize their fields. One of them is RiT Technologies Ltd. (Nasdaq: RITT), which unveiled its high-speed Indoor Wireless Optical Network (IWON) last week. RiT hopes that the IWON will revolutionize Internet access and data communications at enterprises and offices.

Dr. Ofer Bengal founded RiT in 1989, it was controlled by brothers Yehuda and Zohar Zisapel until 2008, and went public in 1997. Its core business was cabling: communications infrastructure control equipment and services for enterprises and carriers. In 2008, Russian software and systems integration company Stins Coman Corporation, owned by Sergey Anisimov, acquired control of RiT and owns 82% of the company. Ansimov serves as chairman of RiT.

In February, Dr. Vadim Leiderman was appointed president and CEO of RiT. He is an aeronautics engineer, who immigrated to Israel from Russia with his family in the 1970s, and spent most of his career in the Israel Air Force and Ministry of Defense. In 2011, he was expelled from Russia, where he was serving as Israel's military attaché, after being accused of espionage. After his return to Israel, the Israel Security Agency cleared him of all suspicion, and he left the Air Force. He told "Globes", "Foreigners call military attachés spies, because their job is to collect information.

"Globes": How did you end up at RiT?

Leiderman: "I examined a number of options, including RiT. I didn’t know Anisimov, but after I returned from Moscow, he made contact with me via mutual acquaintances and offered me the job. I considered the risks and rewards, and before deciding, I and the CTO made a strategic analysis of the company's growth potential."

Leiderman says that the decision was not straightforward. "RiT Technologies has not been profitable since it was founded, except for two years. I give a lot of credit to my predecessors; they're not stupid men. If they didn’t succeed, you have to ask yourself what are the chances of breaking the vicious cycle and making change."

RiT's new strategy is based on the development and sales of several products, and the IWON product, unveiled last week, has the greatest chances of changing the company's fortunes. RiT posted a loss of $3.9 million on $13.7 million revenue in 2011.

The IWON is based on technology that RiT bought from Quartz Ltd., which is also controlled by Anisimov, in July. IWON is a bidirectional optical data communications system that could revolutionize the field. Enterprise data communications are currently carried by copper wire laid in a building's floors or ceilings to computer plugs. The IWON eliminates the need for hooking up the network to each terminal. The IWON is a saucer-shaped base station with eight directional nodes, optically linked to terminals, for data transmission at up to 1 Gbps. Each saucer can cover up to 32 terminals in a 100-square meter room, saving the need to lay fiber optics to each terminal.

Until now, enterprises, such as banks, which need to encrypt data flowing through their networks could not use Wi-Fi, which is too easy to hack. RiT's system prevents hacking data from the optical link, even though the data is in the air.

"The communications network is an enterprise's most valuable asset, because once you decide on its configuration, you lay infrastructure that will serve the enterprise for 20 years. The IWON will kill this lifespan, because it can be deployed immediately without the expense of laying cables through the ceiling," says Leiderman.

"This breaks the bottleneck in communications. I am personally very excited by the product, but I am not the story. Every time I bring an expert in the field and show him the product, the response is, 'Wow', and I say this will all modesty."

The IWON is in a pilot at a large carrier, and the beta configuration is scheduled for December, followed by commercial launch during the second quarter of 2013.

How will you sell the IWON?

"We now starting work on the sales model. Our concept is to work with strategic partners with distribution networks for commodities to distribute the IWON. We want to establish partnerships with leading US companies in the field, because setting up an independent distribution network for this product requires a completely different scale of investment. We've already decided to interest distributors, and with the launch of the beta version in the first stage, we intend to offer the system to customers to persuade them that this is a breakthrough product that brings something completely new to broadband."

Will the IWON enable RiT to break even?

"As a breakthrough technology, the IWON should completely change things and boost sales to a whole new level. We're talking about a completely new product that meets all market needs, which brings me to a completely different working point: a strategic breakthrough in the full meaning of the phase. It's very easy to reach the break-even point by cutting R&D expenses, but that would be the wrong step. With the establishment of the right distribution network for the IWON, I predict that the company will break even by the end of 2013."

Cutting the umbilical cord

Until now, RiT has financed its development costs with credit convertible into equity from Stins Coman, which has already converted part of the credit to boost its stake in RiT from 74% to 82%. Leiderman says that financing is the development bottleneck, adding, "I don’t think that a public company should promote its development on the basis of its chairman, who will increase his stake to 90%. I want to sever the umbilical cord to Stins Coman. We're seeking private investment, possibly from foreign strategic investors, in parallel to raising money on the capital market." RiT has filed a draft prospectus on the basis of at the market offering, a mechanism for raising a limited amount of capital by allocating shares to a broker during regular trading on Nasdaq, instead of by tender. The company has picked Maxim Group LLC as the underwriter. On the basis of RiT's current share price of $4.68, giving a market cap of $24.4 million, it will raise $1.5 million, although the final amount will depend on the share price at the time of the offering. The company's share price is highly volatile, ranging between $2.70 and $13 during the past two years.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This free writing prospectus and the Registration Statement contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management about the Company’s business, financial condition, results of operations, and its relationship with its employees and the condition of its properties. Words such as "believe," "expect," "intend," "estimate" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements as a result of various factors including, without limitation, statements regarding: potential sales of IWON and revenues generated therefrom; the technological capabilities and market acceptance of IWON; the expected commercial launch date of IWON; the ability of RiT to raise capital; and the other factors set forth in the Registration Statement under the caption "Risk Factors," and in other reports filed with or furnished to the SEC from time to time. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. The Company has included important factors in the cautionary statements included in the base prospectus, as supplemented from time to time, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.